									Exhibit 12.1

PUGET ENERGY
STATEMENT SETTING FORTH COMPUTATIONS OF RATIOS OF
EARNINGS TO FIXED CHARGES
(Dollars in Thousands)

	Successor						Predecessor
					Period from		Period from
					February 6, 2009		January 1, 2009
	Years Ended				through		through		Years Ended
	December 31,				December 31,		February 5,		December 31,
	2011		2010		2009		2009		2008		2007
Earnings Available For Fixed Charges:
Pre-tax income:
Income from continuing operations before income taxes	$157,050		$32,792		$256,056		$21,753		$214,835		$257,258
AFUDC - equity	(32,430)		(12,677)		(4,108)		(69)		(2,627)		(1,351)
AFUDC - debt	(29,949)		(14,157)		(8,864)		(350)		(8,610)		(12,614)
Total	$94,671		$5,958		$243,084		$21,334		$203,598		$243,293
Fixed charges:
Interest expense	$371,910		$321,167		$265,675		$17,291		$202,582		$217,823
Other interest	32,430		12,677		4,108		69		2,627		1,351
Portion of rentals representative of the interest factor	8,767		5,391		9,131		1,081		11,775		9,199
Total	$413,107		$339,235		$278,914		$18,441		$216,984		$228,373
Earnings available for combined fixed charges	$507,778		$345,193		$521,998		$39,775		$420,582		$471,666

Ratio of Earnings to Fixed Charges	1.23	x	1.02	x	1.87	x	2.16	x	1.94	x	2.07	x